SUMMARY GEOLOGY REPORT

on the

CROW HILL PROPERTY

BAIE VERTE PENINSULA

NEWFOUNDLAND

License Number 014546M

NTS Map 12H09

Latitude 490 42’ 43" North                                                                Longitude 560 20’ 25" West

UTM Zone 21, 547565 Easting - 5506598 Northing

Prepared on behalf of

ALBA MINERAL EXPLORATION, INC
2 Mic Mac Place
Lethbridge, Alberta  T1K 5H6

by

RICHARD A. JEANNE, LTD
Consulting Geologist
Member AIPG
(CPG No. 8397)

January 9, 2008

TABLE OF CONTENTS

	SUMMARY	ii
1	INTRODUCTION	1
	1.1 Disclaimer	1
2	PROPERTY DESCRIPTION AND LOCATION	2
3	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES INFRASTRUCTURE and TOPOGRAPHY	4
4	HISTORY	5
5	GEOLOGIC SETTING	6
	5.1 Regional Geology of the Crow Hill Area	6
	5.2 Property Geology	7
6	DEPOSIT TYPE	8
7	MINERALIZATION	8
8	EXPLORATION	9
9	DRILLING SUMMARY	9
10	SAMPLING	8
11	ADJACENT PROPERTIES	10
12	INTERPRETATION AND CONCLUSIONS	10
13	RECOMMENDATIONS	11
	13. 1 Budget	12
14	REFERENCES CITED	13
15	STATEMENT OF QUALIFICATIONS	14

LIST OF FIGURES
Figure 1. LOCATION MAP	3
Figure 2. CLAIM PLAN	4
Figure 3. REGIONAL GEOLOGY	7

i

SUMMARY

The Crow Hill property was electronically staked in January 2008 for ALBA MINERAL EXPLORATION, INC who retain a 100% interest in the property.  The Crow Hill property comprises 23 claim blocks totaling 575 hectares or approximately 1421 acres.  A legal survey of the property has not been conducted.

The property is located on the east side of the Baie Verte highway (Route 410) approximately 8 km (about 5 miles) south-southwest of Flat Water Pond on the Baie Verte Peninsula, Newfoundland, Canada.  It can be accessed from the Baie Verte highway via secondary roads and several 4x4 tracks.

Four known occurrences of gold mineralization are located on the property.   Gold is associated with a structurally controlled hydrothermal vein system located along a prominent northeast trending topographic feature referred to as the Crow Hill linear.  Grab samples containing up to 16.0 grams per tonne (g/t) Au were collected from anomalous zones in the south by Noranda-Muscocho Explorations Limited in the late 1980's (MacDougall, 1987 & 1988).  Channel samples from the northern anomalies included 1.87 g/t Au over 11.0 m, 2.27 g/t Au over 8.0 m and 1.1 g/t over 10 m (MacDougall, 1988).

A considerable amount of exploration was conducted by Noranda-Muscocho and others  from Black Brook, about 20 km south of the Crow Hill property, north to Marble Cove during the 1980's and 1990's.  Much of the data collected by these companies is summarized in the Government of Newfoundland and Labrador's Department of Natural Resources Mineral Occurrence Database System (MODS) reports.  These MODS reports are the source for technical data in this report.

ii

1. INTRODUCTION

In January 2008, the Crow Hill property was electronically staked on behalf of ALBA MINERAL EXPLORATION, INC over prospective ground on the Baie Verte Peninsula, Newfoundland.  The property, located on the east side of the Baie Verte highway (Route 410) comprise a contiguous group of 23 claim blocks, totaling 575 hectares (1421 acres) in area.

Sampling by Noranda-Muscocho Explorations Limited geologists in the 1980's and 1990's revealed 4 gold anomalies on ground currently covered by the Crow Hill claims.  The claims lie within a zone of gold mineralization beginning at Black Brook, located about 20 km south of Crow Hill and extending north along the Baie Verte line to Marble Cove.  Samples collected from this area assayed up to 105.3 g/t Au, 0.8% Cu, 17.1% Pb. 7.1% Zn and 3.88 oz/t Ag (MacDougall et al., 1988)

This report was prepared on behalf of ALBA MINERAL EXPLORATION, INC, 100% owner of the property, to provide some baseline geologic information and recommendations, with estimated costs, for an initial exploration program to more thoroughly evaluate the property's mineral potential.

1.1 Disclaimer

The author has not visited the Crow Hill property to assess its mineral potential.  This report is based on data obtained from published geologic reports on the area.  Geologic maps and Mineral Occurrence Database System (MODS) reports compiled by the Department of Natural Resources, Newfoundland and Labrador provide the technical basis for this report.

2. PROPERTY DESCRIPTION AND  LOCATION

The Crow Hill property is located on the Baie Verte Peninsula on Newfoundland Island, Canada.  It comprises 575 hectares (1421 acres), approximately centered at latitude 490 42’ 43" North, longitude 560 20’ 25" West (UTM Zone 21, 547565 Easting - 5506598 Northing).  It lies within the area covered by NTS map sheet 12H09.

Data for the claim filing provided by the Government of Newfoundland and Labrador Department of Natural Resources Online Minerals Claims Staking System is as follows:
File Number:                                7749281
License Number:                         014546M
Number of Claims:                       23
Date Recorded:                            1/5/08 4:06:45 PM

The description of the property is as follows:

Beginning at the Northeast corner of the herein described parcel of land, and said corner having UTM coordinates of 5 508 500 N, 549 000 E; of Zone 21; thence South 1,000 metres. thence West 500 metres, thence South 1,000 metres, thence West 500 metres, thence South 2,000 metres, thence West 1,500 metres, thence North 1,000 metres, thence East 500 metres, thence North 2,500 metres, thence East 500 metres, thence North 500 metres, thence East 1,500 metres to the point of beginning.  All bearings are referred to the UTM grid, Zone 21. NAD27.

The claim was secured as a service to ALBA MINERAL EXPLORATION, INC using the Online Mineral Claims Staking System website administered by the Department of Natural Resources, Government of Newfoundland and Labrador, Canada.  A legal survey of the claim has not been prepared, pending the results of a field examination to be conducted by a qualified geologist.

Figure 1 shows the general location of the property.  Details of the claim layout and its relationship to neighboring claims are shown in Figure 2.

Figure 1.  Location map of the Crow Hill property

The Crow Hill property lies outside any parks or other designated lands and no environmental or other encumbrances are known to the author.  Bonding requirements for reclamation may be imposed as exploration proceeds.

Figure 2.  Claim plan, Crow Hill property, outlined in blue.

3. ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND TOPOGRAPHY

Access to the property can be gained by traveling north on highway 410 approximately 25 km from its intersection with Trans-Canada Highway 1 to a secondary road extending eastward toward Middle Arm.  At this point, highway 410 crosses two corners of the claim.  The secondary road crosses the north central portion of the claim block and 4x4 trails extending north and south from this road provide access to most of the property.

The area typically is blanketed with snow during the winter months but during the remainder of the year the climate is moderate.  The property is dotted with numerous ponds, streams and boggy areas.

Groceries and general supplies and services such as restaurants and lodging are available in the town of Baie Verte, about an hour's drive north from the property.  A power line parallels Route 410, from which electrical power could probably be obtained if necessary.  Naturally occurring surface water for drilling or other exploration needs should be readily available within a short distance from most any location on the property.

The claim is underlain by terrain of modest slopes and relief between the approximate elevations of 150 m and 400 m above sea level.  No visit to the property has been made by this author nor by the claimant, so the current extent of vegetative cover is uncertain.  However, a description of the property in the MODS report indicate the property is covered with a dense growth of spruce and balsam fir, with minor birch and aspen.

4. HISTORY

An extensive review of the history of exploration in the region is given in the Government of Newfoundland and Labrador's Department of Natural Resources MODS reports for the gold occurrences on the Crow Hill property.  The historical accounts in the MODS reports were excerpted from unpublished company reports (MacDougall, 1987 & 1988) and are briefly summarized here.

The region was extensively explored in the 1980's and 1990's following the discovery of the Deer Cove gold prospect by Noranda Exploration Company Limited in 1986.  The area extending from Black Brook in the south to Marble Cove in the north was staked by the company as a result.  In 1987, Noranda formed a joint venture with Muscocho Explorations Limited through which detailed evaluation of the Micmac Lake and Crow Hill areas was undertaken.  Exploration included airborne magnetic, VLF and electromagnetic surveys, heavy mineral concentrate till and stream sediment sampling, prospecting, rock and soil geochemistry, trenching and diamond drilling.  Much of the exploration effort was concentrated in the Micmac Lake area where samples of auriferous quartz yielded as much as 105.3 g/t gold.  This area is currently held under valid claims by a competitor company.

The four gold anomalies covered by the Crow Hill claims were also evaluated by Noranda-Muscocho joint venture geologists, although exploration was difficult owing to thick overburden and limited exposure.  In addition to surface sampling, these zones were tested by five trenches and four diamond drill holes.

No exploratory work on the property has been conducted by the current claimant or this author.

5. GEOLOGIC SETTING

5.1           Regional Geology of the Crow Hill Area

The region lies astride the Baie Verte Line, a major suture within the Appalachian Geological Province, that separates platformal rocks of the Humber tectonic zone on the west from oceanic rocks of the Dunnage tectonic zone on the east (Fig 3).  Rocks in the Humber Zone comprise Late Proterozoic to Cambrian age siliclastics and mafic volcanics and Cambrian to Ordovician age siliclastics and carbonates.

The oceanic rocks of the Dunnage tectonic zone in this area are Cambrian through Ordovician in age and consist of island-arc derived, mafic and lesser felsic volcanics and sediments.  These rocks are intruded, overlain or faulted against Siluro-Devonian, dominantly sub aerial, felsic rocks and intrusives of the Micmac Lake Group stratigraphic sequence.

Figure 3.  Regional geology

5.2           Property Geology

The axis of the Crow Hill claim group is more or less aligned with a prominent northeast-trending topographic feature referred to as the Crow Hill linear. This feature has been interpreted by MacDougall as a right-lateral strike slip fault with a dip slip component. The four occurrences of gold mineralization on the Crow Hill claim are spatially associated with this feature.

Host rocks are mostly felsic tuffs of the Micmac Lake Group.  Gold mineralization is associated with disseminated pyrite and rare specularite in quartz-sericite altered and strongly sheared zones in these felsic rocks.  Black chlorite and finely disseminated pyrite coat fractures that are common throughout the altered zones.  The alteration zone associated with the two southern anomalies has been traced over a strike length of 70 m and that in the north over a strike length of 365 m.

6. DEPOSIT TYPE

Noranda-Muscocho joint venture geologists have interpreted the deposit as a structurally controlled, epithermal vein system.   In addition to gold mineralization, the significant zone of sericite-silica wall rock alteration and associated chlorite, quartz, specularite and tentatively identified adularia support this hypothesis.  Geochemical data of the trace element suite of arsenic, antimony and mercury, typically associated with epithermal systems, however, shows no enrichment in the altered zones.

7. MINERALIZATION

Gold mineralization has been documented by Noranda-Muscocho geologists on the Crow Hill property.  Anomalies revealed by reconnaissance sampling were followed up by trenching and drilling. In the south zone, they recognized a 20 x 70 meter zone of quartz-sericite altered felsic volcanic rocks and a second, parallel zone to the east.  Analyses ranged to 1.03 g/t Au from a 12 m channel sample and 1.87 g/t Au over 11.0 m from a diamond drill hole.  From one of the trenches, a 1 m interval assayed 6.0 g/t Au and a grab sample yielded  16.0 g/t Au.  Samples of mineralized float from the area assayed up to 5.6 g/t Au.

The alteration zone in the northern part of the property, exposed by seven trenches, is up to 20 m wide and has been traced for a strike length of 365 m.  In addition to samples collected from the trenches, the zone was tested by two diamond drill holes.  Assays from channel samples from the north zone included 2.27 g/t Au over 8.0 m and 1.1 g/t over 10 m.  No analytical data from the drilling is reported.

8. EXPLORATION

Preliminary exploration of the property was conducted by Noranda-Muscocho geologists in the 1980's and 1990's as discussed above.  In spite of locally thick overburden in the form of glacial till and vegetation, they found a number of significant zones of alteration and gold mineralization.  The price of gold at the time was such that the grades encountered did not stimulate more intensive exploration efforts.  At current prices, renewed interest in the property is justified.

Neither this author nor the claimant have conducted exploration on or visited the property.

9. DRILLING SUMMARY

A total of six diamond drill holes were completed on the property by previous workers using a portable Winke drill.  Four holes tested anomalies in the south and two tested mineralization in the north.  Locations, orientations and depths of these holes were not reported in the sources of information referenced in this report.  The only analytical data reported from the drilling program is from one hole drilled in the southern zone that encountered 1.87 g/t Au over 11.0 meters.  Whether the mineralized interval represented the entire depth of the hole was not reported.

10. SAMPLING

During the 1980's and 1990's the Noranda-Muscocho joint venture conducted an extensive sampling program on this property and the surrounding area.  No detailed results of this program have been published, but it led to the continued program of exploration that resulted in the data outlined in previous sections of this report.

11. ADJACENT PROPERTIES

There are no known gold producing properties in the immediate vicinity of  the Crow Hill property.  The Nugget Pond mine operated by Crew Gold Canada Ltd is located near Till Cove, Newfoundland, about 100 km to the northeast.  The Pine Grove deposit, under development by Anaconda Mining Inc. is located east of the community of Baie Verte, also about 100 km distant.

Much of the area east and south of the Crow Hill property is covered by current claims owned by various competitors. The extent of current exploration activities in the area is unknown to this author.  Potential for bonanza grade mineralization being discovered in the region is excellent.  The high grade sample that assayed 105.3 g/t Au reported by Noranda-Muscocho joint venture geologists was collected from quartz float on the east side of Micmac Lake, about 20 km south of Crow Hill.  The Micmac Lake area is currently covered by a competitor's valid claims.

12. INTERPRETATION AND CONCLUSIONS

The Crow Hill property is located within an area of widespread gold mineralization.  Four occurrences of gold have been discovered on the property by previous workers.  At the time this previous exploration was conducted, the price of gold was less that US$ 400 per ounce  and the grades encountered were not significant enough to justify continued exploration.  Today's gold prices exceed US$ 850 per ounce, so many deposits that were sub-economic in the 1980's and 1990's are now being reevaluated.

A considerable amount of data was collected by the Noranda-Muscocho joint venture from the Crow Hill property.  If copies of this data could be obtained, it would provide an excellent basis for a renewed program of exploration there.   Additional research into other sources of data on the property should also be conducted to provide a more comprehensive database from which to plan future exploration.

Mention was made in the MODS reports of an interpretation by Muscocho geologists relating to the sense of movement on the Crow Hill linear.  It is unknown if this interpretation was used to model and explore for potential ore chutes along this structure.  Some of the high grade quartz float found around Micmac Lake is likely derived from such zones along structures there and similar potential at Crow Hill may have been overlooked.

13. RECOMMENDATIONS

Initially, a more thorough review of the literature of the region than has been possible for this report should be conducted to provide additional detailed background information on the local and regional geology.  Efforts should be made to track down the location of data generated from the property by the Noranda-Muscocho joint venture.  Commonly companies are willing to share such data for a fee or some sort of partnership arrangement.  If available, this data would save considerable time at the initiation of an exploration program on the property.

From a thorough review of available data, an exploration strategy will likely emerge that can be used to plan the initial on-site program.  The Crow Hill linear should be carefully investigated to more accurately determine the sense of movement on this structure.  If this can be established, models for the orientation of ore chutes can be developed which will aid in the search for their existence and possibly provide targets of exploratory drilling.

If data from previous workers is unavailable, surface exploration will necessarily begin from scratch.  UTM coordinates of sample localities are included in the MODS reports which will provide points of initiation for exploration, but since no reconnaissance sampling data is available, this will have to be redone.  Trenches excavated nearly two decades ago by previous workers are likely to be overgrown to the point of being unrecognizable.  New excavations and sampling will be needed to provide access to altered and mineralized zones.

13.1           Budget

A budget for the  proposed work program is as follows (in US$):

Phase I
1.	Review of geologic literature, compilation of maps & cross sections	$3,000
	(5 days office @ $600/day)
2.	On site surface reconnaissance, mapping and sampling	$4,200
	(5 days field, 2 days travel @ $600/day)
3.	Geochemical analyses (≈100 samples)	$1,800
	(Sample prep + Au & Ag fire assay AA finish @ $18/ sample)
4.	Expenses:	$1,200
	Round trip air fare Reno, NV-St. John's, NF
	Vehicle rental, 6 days	$400
	Lodging, 6 nights @ $85/night	$510
	Meals, 6 days @ $30/day	$180

	Total Phase I:	$11,290

Phase II

1.	On site trenching, mapping and sampling	$8,000
	(8 days field, 2 days travel geologist @ $600/day )
	(Equipment rental 4 days @ $500/day)
2.	Geochemical analyses (≈100 samples)	$1,800
	(Sample prep + Au & Ag fire assay AA finish @ $18/ sample)
3.	Data compilation and report preparation	$1,200
	(2 days office @ $600/day)
4.	Expenses:
	Round trip air fare Reno, NV-St. John's, NF	$1,200
	Vehicle rental, 6 days	$400
	Lodging, 6 nights @ $85/night	$510
	Meals, 6 days @ $30/day	$180
	Total Phase II:	$13,290
	Grand Total Exploration: US	$24,580

14. REFERENCES CITED

Note:  All data specific to the Crow Hill property and other analytical data cited in this report was obtained from Mineral Occurrence Database System (MODS) reports downloaded from the Online Mineral Claims Staking System web site of the Government of Newfoundland and Labrador.  Much of the data cited in the MODS reports was obtained from unpublished company reports by MacDougall.  Although I have not seen the original, unpublished reports by MacDougall, I am including their citations here for completeness and for future reference should an attempt be made to acquire copies of the originals.

MacDougall, C. S., 1987: First year assessment report on geological and geochemical exploration for licence 2848 on claim blocks 4436-4441 and 4457, licence 2919 on claim blocks 4555-4557 and 4542, licence 3020 on claim block 4804 and licence 3025 on claim block 4803 in the Trap Pond and Flat Water Pond areas on the Baie Verte Peninsula, Newfoundland.  Muscocho Explorations Limited Unpublished report, 187 pages. (GSB# 012H/1017)

MacDougall, C. S., 1988: Second year assessment report on geological, geochemical, geophysical, trenching and diamond drilling exploration for licence 3406 on claim blocks 4436-4441, 4542, 4555-4557 and 4803-4804 in the Trap Pond area on the Baie Verte Peninsula, north-central Newfoundland.  Muscocho Explorations Limited Unpublished report, 275 pages.  (GSB# 012H/1017)

15. STATEMENT OF QUALIFICATIONS

I, Richard A. Jeanne, owner of Richard A. Jeanne, LTD, with a business address at 3055 Natalie Street, Reno Nevada, 89509, USA, do hereby certify that:

1.	I hold a Bachelor of Science degree in Geology from Northern Arizona University and a Master of Arts degree in Geology from Boston University with over 30 years experience since graduation;

2.	I am a Certified Professional Geologist with the American Institute of Professional Geologists (Certificate Number 8397);

3.	I am a Consulting Geologist specializing in base and precious metals and minerals exploration, mining geology and property evaluation;

4.	This report is based on information obtained by me from the Online Mineral Claims Staking System web site and other internet sources;

5.
I am independent of ALBA MINERAL EXPLORATION, INC and of any affiliate thereof; I hold no interests, direct or indirect, in the properties or securities of ALBA MINERAL EXPLORATION, INC. or any of its affiliates, nor do I expect to receive any; ALBA MINERAL EXPLORATION, INC is not a publicly traded company at this time;

6.	I hereby give my permission to include this report in any document to be filed with any appropriate regulatory agency.

Dated and signed at Reno, Nevada this 9th day of January, 2008.

/s/Richard A. Jeanne
Richard A. Jeanne
Consulting Geologist